Seward & Kissel LLP
901 K Street, N.W.
Suite 800
Washington, D.C.  20001
Telephone:  (202) 737-8833
Facsimile:  (202) 737-5184
www.sewkis.com

September 4, 2015

VIA EDGAR

Mr. Sonny Oh
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AB Cap Fund, Inc. (the "Registrant") --AB Asia ex-Japan Equity Portfolio Post-Effective Amendment No. 185 File Nos. 2-29901 and 811-01716

Dear Mr. Oh:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AB Asia ex-Japan Equity Portfolio (the "Fund"), as provided orally to Anna C. Leist of this office on August 7, 2015.  The Staff's comments and our responses are discussed below.

Prospectus

General Comments

Comment 1:	Please ensure that the facing sheet of the Fund's next post-effective amendment includes: (1) the approximate date of the proposed public offering and (2) the title of the securities being registered and appropriate related disclosure.

Response:	The facing sheet of the Registrant's next post-effective amendment will include the approximate date of the proposed public offering and the title of the securities being registered and appropriate related disclosure.

Comment 2a:	Please provide the exchange ticker symbols for each class of the Fund on the cover of the Prospectus.

Response:	We will revise the Prospectus in response to this comment.

Comment 2b:	Please reconcile the inclusion of Class 1 and 2 on the facing sheet and in the SAI with their exclusion from the Prospectus. Confirm that the series and class identifiers match what is being offered in the Prospectus.

Response:	We will revise the Registration Statement to eliminate references to Class 1 and 2 in response to this comment.

Summary Information

Comment 3a:	Fees and Expenses of the Fund – Exchange Fee: Please consider deleting the line item since the amounts are None for each share class.

Response:	The line item in the table is intended to highlight a fee that is not charged by the Fund in contrast to other mutual funds with such a fee. The Fund wishes to retain this disclosure.

Comment 3b:	Fees and Expenses of the Fund– Fee Waiver and/or Expense Reimbursement: Please disclose that the fee waiver and/or expense reimbursement will continue for at least one year.

Response:	We will revise the Prospectus in response to this comment.

Comment 3c:	Fees and Expenses of the Fund– Fee Waiver and/or Expense Reimbursement: Please confirm that only the Fund's Board can terminate the fee waiver and/or expense reimbursement obligation prior to its expiration date.

Response:	The Registrant confirms that only the Fund's Board can terminate the fee waiver and/or expense reimbursement obligation prior to its expiration date.

Comment 4a:	Principal Strategies: Please revise the first sentence of the Principal Strategies section to clarify that the 80% referenced also includes borrowings for investment purposes and that the 80% portion of the Fund's net assets will be invested in equity securities of companies that are economically tied to Asian countries. See Rule 35d-1(a)(3)(i).

Response:	We do not believe that the technical definition of "assets" used in Rule 35d-1, which includes "borrowings for investments purposes" needs, or is required, to be disclosed in the 80% policy and have not revised the Prospectus in response to this comment. We have revised the Prospectus in response to the second comment regarding securities of companies economically tied to Asian countries.

Comment 4b:	Principal Strategies: In the second sentence of the Principal Strategies section, if each of the four descriptions are meant to define what constitutes Asia ex-Japan companies, please explain how each description satisfies the "economically tied" test in Rule 35d-1(a)(3)(1).

Response:	The second sentence of the Principal Strategies section is meant to define the companies that are considered to be in the Asia ex-Japan region. In response to this comment, we will delete the fourth factor set forth in that sentence. We believe that the remaining three factors (relating to domicile, presence and economic activities, respectively) effectively demonstrate whether a company is "economically tied" to the region.

Comment 4c:	Please disclose the Fund's percentage limitation on investments in derivatives.

Response:	The Fund has no percentage limitation on investments in derivatives and, in any case, we believe that it is neither required nor appropriate for the Fund to disclose any such limitation. We have not revised the Prospectus in response to this comment.

Comment 4d:	If applicable, disclose whether the Fund counts derivatives toward its 80% investment policy. If it does, explain how the Fund will value derivatives for purposes of the 80% investment policy.

Response:	The Fund counts derivatives that are related to its 80% policy in its calculation of the 80% test. The Fund would normally use the mark-to-market value of the derivatives for purposes of the 80% investment policy, although the notional amount of the derivatives may be used in certain circumstances where it would be more appropriate to do so.

Comment 4e:	Please consider revising the Principal Strategies and Principal Risks of the Fund in light of the current economic climate in China.

Response:	The Prospectus has been revised to include certain additional disclosure about the risks of investing in China and related countries.

Comment 5:	Portfolio Managers: Please include the actual beginning date of the portfolio managers' service instead of "Since Inception". Please make this same change in the "Management of the Fund" section.

Response:	We will revise the Prospectus in response to this comment.

Additional Information About the Fund's Risks and Investments

Comment 6a:	Please revise the caption and the first paragraph of this section to clarify whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described please delineate into two sections with Principal Strategies and/or Risks first.

Response:	The Fund will revise the Prospectus disclosure to state that this section of the Prospectus provides additional information about the Fund's investments and strategies, including principal and non-principal strategies and risks. The Fund's principal strategies and risks are identified in the Summary Section of the Prospectus. General Instruction C.3(a) to Form N-1A states that "Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." This instruction permits a Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Fund believes that it has identified its principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Comment 6b:	Please confirm that all Principal Strategies and Principal Risks discussed in the Summary section are more fully described in this section. Also, confirm that such disclosure in this section is also discussed in the Summary section.

Response:	Consistent with General Instruction C.3(a) noted above, all Principal Strategies and Principal Risks in the Summary Section are not necessarily more fully described in this section. Similarly, disclosure in this section is not also discussed in the Summary section.

Comment 6c:	Regarding total return swaps, please acknowledge to the Staff that the Fund is aware of the provisions on asset coverage discussed in Investment Company Act Release 10666 (April 18, 1979) ("Release 10666"), are familiar with the Concept Release relating to these issues (Investment Company Act Release 29776 (August 31, 2011) ("Release 29776")) and are aware that the SEC may issue further guidance on such transactions that could affect the Fund's operations.

Response:	We acknowledge that the Fund is aware of the provisions on asset coverage discussed in Release 10666, is familiar with Release 29776 relating to these issues and is aware that further SEC guidance on total return swaps could affect the Fund's operations.

Comment 7:	Additional Risk and Other Considerations. Revise the introductory narrative to this section to clarify whether the disclosures refer to principal or non-principal risks. In particular, note the reference to "special risk considerations".

Response:	See response to Comment 6a. We note that the as-filed version did not use the term "special risk considerations".

Investing In the Fund

Comment 8:	Please describe what constitutes "proper form" or provide a cross reference to a definition where the term is used in the following sections: How to Buy Shares, How to Exchange Shares, and How to Sell or Redeem Shares.

Response:	We believe that the term "proper form" has a clear meaning and does not need further disclosure. In addition, the term has been consistently used in AB prospectuses for more than ten years and has never been commented on by an SEC reviewer. Moreover, we are not aware of any widespread investor confusion regarding the use of the term. We have not revised the Prospectus in response to this comment.

Management of the Fund

Comment 9:	Please provide the disclosure required by Item 10(a)(1)(iii) of Form N-1A, which requires a statement that a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the Fund's annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report.

Response:	We will revise the Prospectus in response to this comment.

Comment 10:	Performance of Similarly Managed Accounts. Please insert the term "all" in lieu of the term "the" in the third sentence of the second paragraph in the Performance of Similarly Managed Accounts section.

Response:	We will revise the Prospectus in response to this comment.

Comment 11:	Dividends, Distributions and Taxes. If applicable, add disclosure with respect to non-U.S. shareholders.

Response:	The Fund currently limits investors in the Fund to U.S. citizens and certain other U.S.-related persons. In addition, discussion about tax consequences to non-U.S. shareholders is not required by Form N-1A. We note that the SAI contains disclosure on taxation of foreign stockholders. We have not revised the Prospectus in response to this comment.

Back Cover

Comment 12:	Disclose the additional information required on the back cover by Item 1(b) of Form N-1A.

Response:	We will revise the Prospectus in response to this comment.

Statement of Additional Information ("SAI")

Comment 13:	Fundamental and Non-Fundamental Investment Policies: Please provide additional disclosure relating to the Investment Company Act of 1940 and applicable laws that describes the limitations on the Fund's investments in greater detail.

Response:	The Fund believes the disclosure appropriately reflects the Fund's fundamental and non-fundamental investment policies as approved by the Fund's Board of Directors and has not revised the SAI in response to this comment.

Comment 14:	Please delete disclosure relating to Frequent Trading in the SAI that is already provided in the Fund's Prospectus. Any information on such policies disclosed in the SAI that is not included in the Prospectus should be included in the Prospectus.

Response:	We wish to retain this disclosure in both the Prospectus and SAI and have not revised the SAI in response to this comment.

Comment 15:	Please delete disclosure relating to Class 1 and Class 2 shares if those classes are not being offered by the Fund.

Response:	We will revise the SAI in response to this comment.

Comment 16:	Please add to the first sentence under the heading "Purchase of Shares—Alternative Purchase Arrangements—Class Z Shares" on page 61 of the SAI that Class Z shares do not have an initial sales charge or CDSC, and specifically identify the plans that are eligible for such shares, as provided for other share classes in this section.

Response:	We will revise the SAI to state that Class Z shares do not have an initial sales charge or CDSC. Class Z shares are available to most retirement plans, and we will revise the SAI to clarify the retirement plans to which Class Z shares are not available.

Comment 17:	Please delete disclosure relating to Class 1 and Class 2 shares, if those classes are not being offered, under the heading "Automatic Sale" in the SAI.

Response:	See response to Comment 15.

Comment 18:	Please confirm that the "Dividends, Distributions and Taxes" section is accurate and current.

Response:	We confirm that the "Dividends, Distributions and Taxes" section will be accurate and current as of the date of the SAI.

Comment 19:	Please revise the Proxy Voting Policy Statement attached as Appendix A to provide more details on the policies used by the Adviser, such as a summary as to how the Adviser votes on certain issues.

Response:	We believe that the Proxy Voting Policy Statement included as Appendix A meets the requirements of Item 17(f) of Form N-1A. Nonetheless, in response to this comment, we will include additional information in Appendix A that addresses how the Adviser generally votes on certain specified proxy issues.

Part C

Comment 20:	Confirm that the exhibits included in Item 28 of the Part C are specific to the Fund (e.g., Exhibits 28(d), 28(g) and 28(h)).

Response:	While the purpose of this comment is somewhat unclear, the exhibits listed in Item 28 include all exhibits required to be filed for the Registrant, either for the Fund or for other series of the Registrant. All exhibits actually included in the post-effective amendment to which this letter relates (as opposed to incorporated into the post-effective amendment by reference) relate specifically to the Fund, and we confirm that any other exhibit relating to the Fund will be filed as necessary.

Comment 21:	Please provide Tandy representations and a response letter in the form of Edgar correspondence prior to the effective date of the filing.

Response:	The Tandy representations are provided herein.

*          *          *

We have been authorized to acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

Sincerely, /s/ Anna C. Leist Anna C. Leist

cc:	Emilie D. Wrapp, Esq. Eric Freed, Esq. Stephen J. Laffey, Esq. Kathleen K. Clarke, Esq.